Exhibit 4.2
STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Oramed Pharmaceuticals Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify as follows:

1.	The name of the corporation is Oramed Pharmaceuticals Inc.

2.
That a Certificate of Amendment of the Certificate of Incorporation of Oramed Pharmaceuticals Inc. (the “Certificate of Amendment”) was filed by the Secretary of State of Delaware on January 15, 2013, and that the Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of the Certificate of Amendment is under Section 2 thereof (defect is bolded and underlined):

“FOURTH:    The total number of shares of capital stock which the Corporation shall have authority to issue is sixteen million six hundred and sixty-six thousand six hundred and sixty-six (16,666,666) shares of Common Stock, at a par value of $0.012 per share.”

4.	Section 2 of the Certificate of Amendment is corrected to read as follows:

2.           The Certificate of Incorporation is hereby amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read in its entirety as follows:

“FOURTH:    The total number of shares of capital stock which the Corporation shall have authority to issue is sixteen million six hundred and sixty-six thousand six hundred and sixty-seven (16,666,667) shares of Common Stock, at a par value of $0.012 per share.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed this 8th day of February, 2013.

By: /s/ Nadav Kidron
Name: Nadav Kidron
Title: President and CEO